[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

June 18, 2007



U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:             Jackson National Separate Account III
                File Nos. 333-41153 and 811-08521
                CIK: 0001045034
                Accession Number: 0001045034-07-000004

Dear Commissioners:

We are writing to request withdrawal of a withdrawal request filed previously pursuant to Rule 477 under the Securities Act of 1933. That withdrawal request was unnecessary as the filing it concerned was superseded with a subsequent 485BPOS filing.

Please call me at 517-367-3835 if you have any questions.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Senior Attorney